FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 March 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 Issued: 16 March 2018 London UK - LSE Announcement

GlaxoSmithKline plc
Annual Report 2017 on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, GlaxoSmithKline plc ("GSK") announces that on 16 March 2018 it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended 31 December 2017. GSK's 2017 Annual Report on Form 20-F is available online at GSK's website at www.gsk.com/corporatereporting and also online at www.sec.gov.

Ordinary Shareholders may also elect to receive notification by email of the publication of financial reports by registering on www.shareview.co.uk.

A hard copy version of the GSK 2017 Annual Report, together with the Annual Summary and Notice of Annual General Meeting will be available on or about 29 March 2018.

Shareholders have the ability to receive, upon request, a hard copy version of GSK's complete audited financial statements for the year ended 31 December 2017, free of charge, by either:

(i)      writing to Equiniti Limited, our registrars in the UK, at the following address: Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, or by telephone on 0371 384 2991 (inside the UK) or +44 (0)121 415 7067 (outside the UK);

(ii)      writing to The Bank of New York Mellon, our ADR depositary in the US, at the following address: BNY Mellon Shareowner Services, PO Box 505000, Louisville, KY 40233-5000, or by telephone on +1 877 353 1154 (US toll free) or +1 201 680 6825 (outside the US); or

(iii)     contacting the GSK Response Center in the USA at +1 888 825 5249 (US toll free).

Victoria Whyte
Company Secretary
16 March 2018

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors" in the company's Annual Report on Form 20-F for 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 19, 2018

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc